Exhibit 99.1

GreenTree Hospitality Group Announces Investment in New Century Hotel Management IPO as a Cornerstone Investor

SHANGHAI, China, March 11, 2019 - GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree" or the "Company"), a leading franchised and managed hotel chain in China, today announced that it has subscribed shares in Zhejiang New Century Hotel Management Co., Ltd. ("New Century Hotel Management") in its Global Offering (“IPO”), a leading mid-scale to upscale hotel operation and management company in the PRC, for a total amount of US$29.2 million.  Upon the completion of the IPO, GreenTree will own 4.95% of outstanding shares in New Century Hotel Management.

New Century Hotel Management operates and manages mid-scale to upscale hotel chains in the PRC. As at Dec 31, 2018, New Century Hotel Management operated and/or managed 150 hotels with over 34,000 hotel rooms in 22 provinces, municipalities and autonomous regions. New Century Hotel Management ranks third in China and has the highest market share among domestic hotel group in terms of the operating and contracted upscale hotel rooms. It consists of a wide range of brands, with strong brand recognition among the industry and hotel guests, and an extensive loyalty program that could complement GreenTree’s.

This investment is expected to benefit both GreenTree and New Century Hotel Management as there will be potential collaboration opportunities between the two companies in the mid-scale to upscale hotel segment to create value for customers, franchisees, and shareholders.

About GreenTree Hospitality Group

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading franchised hotel operator in China. As of September 30, 2018, GreenTree had 2,558 hotels, among which 2,528 are franchised and managed hotels. The Company had the highest proportion of franchised-and-managed hotels among the top four economy to mid-scale hotel networks in China. In 2017, GreenTree was the fourth largest economy to mid-scale hotel group in China in terms of number of hotels according to China Hospitality Association. The Company has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has positioned its brands to appeal to value-and-quality-conscious business travelers and leisure travelers.

For more information on GreenTree, please visit http://ir.998.com.

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com

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